NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

02028487

FILE No.
82-4749

March 27, 2002

SUPPL

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated March 27, 2002

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

B. O'Neill

Barb O'Neill

dlw 4/23

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE MARCH 27, 2002

News Release: **02-03**

Trading Symbol: CDNX-NAI
12g3-2(b) File No. 82-4749

For Further Information Contact: **Derrick Huston at 1-800-665-4288**
Jean Pierre Jutras at 1.403.233.2636

CALGARY, ALBERTA—Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide an exploration update for the spring and summer 2002 period.

South Voisey Bay-Labrador; Falconbridge Limited has proposed a preliminary program to the South Voisey Bay Option and Joint Venture Management Committee which includes Donner Minerals Ltd., Falconbridge, Northern Abitibi, SVBN Nickel Company, Major General Resources Ltd. and Pallaum Minerals Inc. Submissions for this exploration program scheduled for the summer 2002 include linecutting, ground geophysics and drilling. Details of the program will be released once they have been finalized and when the program has been formally approved by the Management Committee.

Diamonds-Nunavut; A high resolution airborne geophysics program aimed at discovering geophysical signatures typical of kimberlite intrusions is currently underway on the Keni property. Northern Abitibi is currently earning a 32.5% interest with its partner Tyler Resources Inc. (collectively earning a 65% interest) in the approximately 113,000 acre property strategically located in the Coronation Gulf Diamond District. This survey will provide the necessary data to identify targets to be followed up in a summer field program.

Diamonds- Quebec; Northern Abitibi's regional diamond exploration efforts in Quebec have resulted in the staking of 95 claims in target specific environments located in and proximal to the existing Desmaraisville kimberlite field. Widely spaced, first pass till sampling testing the down ice tills from 17 of the 40 new targets identified to date have resulted in the recovery of numerous possible Diamond Indicator Mineral grains (DIM) including chrome diopsides and a pyrope garnet. Further testing of the targets including completion of the first pass till sampling and tightening of sampling in areas of positive DIM results, as well as ground geophysical surveys, are being planned for spring and summer.

Mr. Bruce Evans has resigned as a director of the Corporation and will not stand for re-election at the Annual Meeting of Shareholders.

"James Devonshire"

James Devonshire, Director

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7

PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE MARCH 27, 2002

News Release: **02-03**

Trading Symbol: CDNX-NAI

12g3-2(b) File No. 82-4749

For Further Information Contact: **Derrick Huston at 1-800-665-4288**
Jean Pierre Jutras at 1.403.233.2636

CALGARY, ALBERTA—Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide an exploration update for the spring and summer 2002 period.

South Voisey Bay-Labrador; Falconbridge Limited has proposed a preliminary program to the South Voisey Bay Option and Joint Venture Management Committee which includes Donner Minerals Ltd., Falconbridge, Northern Abitibi, SVBN Nickel Company, Major General Resources Ltd. and Pallaum Minerals Inc. Submissions for this exploration program scheduled for the summer 2002 include linecutting, ground geophysics and drilling. Details of the program will be released once they have been finalized and when the program has been formally approved by the Management Committee.

Diamonds-Nunavut; A high resolution airborne geophysics program aimed at discovering geophysical signatures typical of kimberlite intrusions is currently underway on the Keni property. Northern Abitibi is currently earning a 32.5% interest with its partner Tyler Resources Inc. (collectively earning a 65% interest) in the approximately 113,000 acre property strategically located in the Coronation Gulf Diamond District. This survey will provide the necessary data to identify targets to be followed up in a summer field program.

Diamonds- Quebec; Northern Abitibi's regional diamond exploration efforts in Quebec have resulted in the staking of 95 claims in target specific environments located in and proximal to the existing Desmaraisville kimberlite field. Widely spaced, first pass till sampling testing the down ice tills from 17 of the 40 new targets identified to date have resulted in the recovery of numerous possible Diamond Indicator Mineral grains (DIM) including chrome diopsides and a pyrope garnet. Further testing of the targets including completion of the first pass till sampling and tightening of sampling in areas of positive DIM results, as well as ground geophysical surveys, are being planned for spring and summer.

Mr. Bruce Evans has resigned as a director of the Corporation and will not stand for re-election at the Annual Meeting of Shareholders.

"James Devonshire"

James Devonshire, Director

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE MARCH 27, 2002

News Release: **02-03**

Trading Symbol: CDNX: NAI
12g3-2(b) File No. 82-4749

For Further Information Contact: **Derrick Huston at 1-800-665-4288**
Jean Pierre Jutras at 1.403.233.2636

CALGARY, ALBERTA—Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide an exploration update for the spring and summer 2002 period.

South Voisey Bay-Labrador; Falconbridge Limited has proposed a preliminary program to the South Voisey Bay Option and Joint Venture Management Committee which includes Donner Minerals Ltd., Falconbridge, Northern Abitibi, SVBN Nickel Company, Major General Resources Ltd. and Pallaum Minerals Inc. Submissions for this exploration program scheduled for the summer 2002 include linecutting, ground geophysics and drilling. Details of the program will be released once they have been finalized and when the program has been formally approved by the Management Committee.

Diamonds-Nunavut; A high resolution airborne geophysics program aimed at discovering geophysical signatures typical of kimberlite intrusions is currently underway on the Keni property. Northern Abitibi is currently earning a 32.5% interest with its partner Tyler Resources Inc. (collectively earning a 65% interest) in the approximately 113,000 acre property strategically located in the Coronation Gulf Diamond District. This survey will provide the necessary data to identify targets to be followed up in a summer field program.

Diamonds- Quebec; Northern Abitibi's regional diamond exploration efforts in Quebec have resulted in the staking of 95 claims in target specific environments located in and proximal to the existing Desmaraisville kimberlite field. Widely spaced, first pass till sampling testing the down ice tills from 17 of the 40 new targets identified to date have resulted in the recovery of numerous possible Diamond Indicator Mineral grains (DIM) including chrome diopsides and a pyrope garnet. Further testing of the targets including completion of the first pass till sampling and tightening of sampling in areas of positive DIM results, as well as ground geophysical surveys, are being planned for spring and summer.

Mr. Bruce Evans has resigned as a director of the Corporation and will not stand for re-election at the Annual Meeting of Shareholders.

"James Devonshire"

James Devonshire, Director